EXHIBIT 12

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	2006	2005	2004	2003	2002
Income (loss) from operations before income taxes	$314	$149	$(92)	$(265)	$(90)
Add (deduct):
Fixed charges	526	525	574	606	576
Capitalized interest	(5)	(5)	(3)	(2)	(2)
Amortization of capitalized interest	6	6	6	6	6
Minority interest in consolidated affiliates	41	16	4	5	7
Net losses related to certain 50% or less owned affiliates	6	1	16	22	9
Distributions from equity investments	3	2	6	3	6
Dividends on preferred stock	(14)	(27)	(37)	(37)	(37)
Issuance costs of redeemed preferred stock	(6)	(4)	(4)	—	—

Adjusted earnings	$871	$663	$470	$338	$475

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$450	$443	$483	$488	$458
Capitalized interest	5	5	3	2	2
Dividends on convertible preferred securities of subsidiary trust	—	—	—	32	32
Dividends on preferred stock	14	27	37	37	37
Issuance costs of redeemed preferred stock	6	4	4	—	—
Portion of rents representative of the interest factor	51	46	47	47	47

Total fixed charges and preferred stock dividends	$526	$525	$574	$606	$576

Ratio of earnings to fixed charges and preferred stock dividends	1.7	1.3	—	—	—
Deficiency of earnings to fixed charges and preferred stock dividends	$—	$—	$(104)	$(268)	$(101)